Exhibit 3.1

CERTIFICATE OF AMENDMENT OF RESTATED CERTIFICATE OF INCORPORATION

OF

ADTALEM GLOBAL EDUCATION INC.

It is hereby certified that:

1.	The name of the corporation (hereinafter called the “Corporation”) is Adtalem Global Education Inc.
2.	The Restated Certificate of Incorporation of the Corporation is hereby amended by striking out Article FIRST in its entirety and by substituting in lieu of Article FIRST the following:

“FlRST: The name of the Corporation is Covista Inc. (hereinafter the “Corporation”).”

3.

The amendment of the Restated Certificate of Incorporation herein certified has been duly adopted and has been given in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Dated as of: February 5, 2026

/s/ Lawrence C. Bachman
Lawrence C. Bachman
Vice President

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:10 AM 02/05/2026
FILED 08:10 AM 02/05/2026
SR 20260447591 - File Number 2133882